

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Via E-mail
Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
35 Beechwood Road, Suite 2B
Summit, NJ 07901

> **Re:**   **ETF Managers Group Commodity Trust I**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 12, 2015**
> **File No. 333-199190**

Dear Mr. Masucci:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Conflicts of Interest

Meetings, page 44

1. We note your disclosure on page 44 that provides that, "Without written objection by the shareholder, in accordance with the Trust Agreement, any vote or consent solicited may be deemed cast or granted, respectively." Please revise your disclosure to more specifically describe that this provision of the trust agreement provides for negative consent and describe further how such negative consent provision may impact investors, including for example, that a lack of a response by a shareholder will have the same effect as if that shareholder had provided an affirmative written consent for the proposed action.

Exhibits

1. We note your response to comment 5 of our letter dated December 23, 2014 and we reissue in part our prior comment. We note that some of the agreements filed with this amendment did not include all of the exhibits to those agreements. For example, Exhibit 10.3 did not include the information in Exhibit A in regards to fees. Please advise or file such agreements that include the exhibits to those agreements.

Exhibit 5.1

2. Please provide an opinion within the framework outlined in Staff Legal Bulletin No. 19. In this regard, a legality opinion for equity securities of non-corporate registrants, including a statutory trust, should address whether purchasers of the securities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director